UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Pure Cycle Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

746228303

(CUSIP Number)

October 1, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 746228303	13G	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,147,231* shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,147,231* shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,147,231* shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.72% as of October 1, 2007 (based on 19,851,177 shares of common stock issued and outstanding per Prospectus Supplement dated July 24, 2007 and 211,228 additional shares of restricted common stock per Form 8-K dated October 3, 2007).

12.	Type of Reporting Person (See Instructions) CO

*Includes 211,228 shares of restricted stock purchased on October 1, 2007.

CUSIP NO. 746228303	13G	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,147,231* shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,147,231* shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,147,231* shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.72% as of October 1, 2007 (based on 19,851,177 shares of common stock issued and outstanding per Prospectus Supplement dated July 24, 2007 and 211,228 additional shares of restricted common stock per Form 8-K dated October 3, 2007).

12.	Type of Reporting Person (See Instructions) IN/HC

*Includes 211,228 shares of restricted stock purchased on October 1, 2007.

CUSIP NO. 746228303	13G	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,147,231* shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,147,231* shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,147,231* shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.72% as of October 1, 2007 (based on 19,851,177 shares of common stock issued and outstanding per Prospectus Supplement dated July 24, 2007 and 211,228 additional shares of restricted common stock per Form 8-K dated October 3, 2007).

12.	Type of Reporting Person (See Instructions) IN/HC

*Includes 211,228 shares of restricted stock purchased on October 1, 2007.

Cusip No. 746228303	13G	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,147,231* shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,147,231* shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,147,231* shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.72% as of October 1, 2007 (based on 19,851,177 shares of common stock issued and outstanding per Prospectus Supplement dated July 24, 2007 and 211,228 additional shares of restricted common stock per Form 8-K dated October 3, 2007).

12.	Type of Reporting Person (See Instructions) IN/HC

*Includes 211,228 shares of restricted stock purchased on October 1, 2007.

Cusip No. 746228303	13G	Page 6 of 11

Item 1.
	(a)	Name of Issuer Pure Cycle Corporation
	(b)	Address of Issuer’s Principal Executive Offices 8451 Delaware Street Thornton, CO 80260

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship

Trigran Investments, Inc.

630 Dundee Road, Suite 230

Northbrook, IL 60062

Illinois company

Douglas Granat

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

Lawrence A. Oberman

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

Steven G. Simon

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

	(d)	Title of Class of Securities Common Stock, par value 1/3 of $.01 per share
	(e)	CUSIP Number 746228303

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Cusip No. 746228303	13G	Page 7 of 11

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership (1)
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
	(b)	Percent of class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
		(ii)	Shared power to vote or to direct the vote Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
		(iii)	Sole power to dispose or to direct the disposition of Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
		(iv)	Shared power to dispose or to direct the disposition of Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

(1)           Douglas Granat, Lawrence A. Oberman and Steven G. Simon are the controlling shareholders and sole directors of Trigran Investments, Inc. and thus may be considered the beneficial owners of shares beneficially owned by Trigran Investments Inc.

Cusip No. 746228303	13G	Page 8 of 11

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 746228303	13G	Page 9 of 11

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of October, 2007

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Its: Executive Vice President

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon

Cusip No. 746228303	13G	Page 10 of 11

INDEX TO EXHIBITS	PAGE

EXHIBIT 1: Agreement to Make a Joint Filing	11